UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company
CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (“Company” or “Assaí Atacadista” or “Assaí”), pursuant to Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that the Company’s Board of Directors, at a meeting held on this date, approved the appointment of Mr. Vitor Fagá de Almeida for the position of Vice President of Finance and Investor Relations, in light of of Mrs. Daniela Sabbag’s exit on this date. Mrs. Gabrielle Helú remains in the position of Investor Relations Director, but ceases to be statutory.

Mr. Vitor Fagá de Almeida is a professional with a distinguished leadership trajectory, with extensive experience in financial management, having held positions as CEO and CFO. In his latest role as CEO of Sam's Club Brasil, he stood out for developing an innovative expansion and digitalization plan. Previously, Vitor held several CFO positions, mostly in publicly traded companies, including GPA and Via Varejo/Casas Bahia. He has also worked as a strategy consultant at The Boston Consulting Group. Vitor holds a degree in Economics from Unicamp and a Sloan Master's in Strategy and Leadership from the London Business School.

The Company is confident that Vitor's arrival will further strengthen Assaí’s executive capability, contributing to the continuous growth and consolidation of our leadership in the Brazilian cash and carry market.

Assaí Atacadista expresses its deep gratitude to Mrs. Daniela Sabbag for the commitment demonstrated during over 20 years of dedication to the Company's business. As Chief Financial Administrative Officer of Assaí since 2019, Daniela played a crucial role, coordinating the spin-off and transformation process of Assaí into a Corporation, and significantly contributing to the growth and success of the company. We thank Daniela for her invaluable contribution and wish her success in her future endeavors.

São Paulo, March 13th, 2024.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.